Filed Pursuant to Rule 433

Registration Statement No. 333-224542

November 19, 2019

Pricing Term Sheet

Allegheny Technologies Incorporated

$350,000,000 5.875% Senior Notes due 2027

This term sheet to the preliminary prospectus supplement dated November 19, 2019 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	5.875% Senior Notes due 2027 (the “Notes”)

Principal Amount:	$350,000,000

Trade Date:	November 19, 2019

Settlement Date:	November 22, 2019 (T+3)

Maturity:	December 1, 2027

Coupon:	5.875%

Price to Public:	100% of face amount

Yield to Maturity:	5.875%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2020

Underwriting Discount:	1.25%

Net Proceeds to Issuer (after deducting underwriting discounts but before estimated net offering expenses):	$345,625,000

Use of Proceeds:	Net proceeds from this offering will be used, together with cash on hand, to fund the redemption of the Issuer’s outstanding 5.950% Senior Notes due 2021. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Equity Clawback:	Up to 35% at 105.875% prior to December 1, 2022

Optional Redemption:	Prior to December 1, 2022, make-whole call at T+50 bps, then:

On or after:	Price:
December 1, 2022	102.938%
December 1, 2023	101.469%
December 1, 2024 and thereafter	100.000%

in each case, plus accrued but unpaid interest.

Change of Control:	After a “Change of Control Repurchase Event,” the Issuer will offer to repurchase the Notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.

CUSIP / ISIN:	01741R AH5 / US01741RAH57

Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:	PNC Capital Markets LLC MUFG Securities Americas Inc. J.P. Morgan Securities, LLC Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

We expect that delivery of the Notes will be made to investors on or about November 22, 2019, which will be the fourth business day following the date of the final prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder on a day prior to the second business day before the date of initial delivery of the Notes will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 toll-free at 1-800-831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.